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FOR IMMEDIATE RELEASE,          TSX: COM

CARDIOME OBTAINS ADDITIONAL OXYPURINOL PATENT

Vancouver, Canada, July 17, 2003 – Cardiome Pharma Corp. (TSX:COM) (“Cardiome” or the “Company”) announced today that the U.S. Patent and Trademark Office has issued a new patent providing additional protection to Cardiome’s program focused on treatment of congestive heart failure with oxypurinol.

The patent, No. 6,569,862, was the second issued to the Johns Hopkins University (JHU) in this field. The key claims in the new patent cover use of the entire family of drugs known as xanthine oxidase inhibitors applied to contractile disorders of the heart, including congestive heart failure. An earlier patent issued to JHU contained provisions relating to a specific mechanism of action and to specific forms of heart disease. Both patents and related intellectual property are licensed exclusively to Cardiome. The invention underlying both patents, originally described by Dr. Eduardo Marban of JHU, involves the novel observation that these agents appear to increase cardiac work output without increasing cardiac oxygen consumption.

“Cardiome’s ongoing clinical studies on the use of oxypurinol may open a major new option in the treatment of patients,” said Dr. Alan Ezrin, Cardiome’s Chief Scientific Officer. “This broader patent coverage can only increase the commercial value of our potential breakthrough approach to congestive heart failure therapy.”

Congestive heart failure (“CHF”) is a disease characterised by an inability of the heart to pump blood at a rate sufficient to support the needs of the body.

Cardiome is currently conducting four clinical studies utilizing oxypurinol to treat patients with CHF. The key clinical study, OPT-CHF, is a Phase II/III oral study enrolling 400 patients to measure clinical endpoints such as mortality and rehospitalization. Three smaller proof-of-concept studies will observe surrogate endpoints such as cardiac output and exercise tolerance. The first of these studies will be completed soon, with results to be presented at the Heart Failure Society of America meeting in September.

CHF is a common disease whose incidence and severity increase with age, and is a significant cause of death in the developed world. CHF is also an important risk factor for serious disorders of the cardiac rhythm, and is associated with a 6 to 9 fold increase in the risk of sudden cardiac death. The condition also significantly reduces the quality of life in those who suffer from the disease. Approximately 4.7 million persons in the U.S. suffer from CHF, while the developed world total is estimated at approximately 10 million.

Although some of the existing drugs used to treat CHF can provide a short-term increase in the heart’s ability to pump blood, they do so at the cost of exacerbating the underlying disease. Such drugs increase contractile energy at the expense of increasing the heart’s utilization of oxygen and energy.

Xanthine oxidase inhibitors may improve myocardial work efficiency by sensitising cardiac muscle cells to calcium ions, which are a key determinant of cardiac muscle function. These calcium-sensitized cardiac cells contract more efficiently without the same increase in oxygen demand.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

FOR FURTHER INFORMATION:

Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109,
Email: dgraham@cardiome.com
Website: www.cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer